UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

ENTRY INTO MERGER AGREEMENT

On June 4, 2024, WalkMe Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement and the Merger (as defined below) have been unanimously approved by the boards of directors of the Company and Merger Sub and approved by each of the Executive Board and Supervisory Board of Parent.

Structure. The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (together with the rules and regulations promulgated thereunder, the “ICL”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Company”) and a wholly owned subsidiary of Parent.

Consideration. At the effective time of the Merger (the “Effective Time”), each ordinary share, no par value, of the Company (each, a “Company Share” and, collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Shares (a) owned by the Company, any subsidiary of the Company, Parent, Merger Sub or by any of their respective subsidiaries, (b) held in the Company’s treasury, (c) that are dormant shares under the ICL or (d) reserved for issuance, settlement and allocation upon exercise or vesting of Company options or restricted stock unit awards) will be cancelled in exchange for the right to receive, without interest, an amount in cash equal to $14.00 (subject to certain adjustment) (the “Per Share Merger Consideration”) payable as provided in Section 2.2 of the Merger Agreement.

Effect on Company Equity Awards. At the Effective Time:

• each option to purchase Company Shares to the extent that it is outstanding, vested and unexercised as of immediately prior to the Effective Time, without any action on the part of Parent, Merger Sub, the Company, the holder of such vested option or any other person, will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested options that are Section 102 Awards (as defined in the Merger Agreement) and Section 3(i) Awards (as defined in the Merger Agreement), which will be paid through the 102 Trustee (as defined in the Merger Agreement)) a cash amount equal to the product of (a) the number of Company Shares subject to such vested option, multiplied by (b) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price for such vested option;

• each option to purchase Company Shares to the extent that it is outstanding, unvested and unexercised as of immediately prior to the Effective Time and held by a continuing employee or continuing service provider, without any action on the part of Parent, Merger Sub or the Company, will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to unvested options that are Section 102 Awards (as defined in the Merger Agreement) and Section 3(i) Awards (as defined in the Merger Agreement), which will be paid through the 102 Trustee) per Company Share subject to such unvested option a cash amount equal to the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price for such unvested option, which will be payable subject to the same vesting terms that applied to such unvested option immediately prior to the Effective Time (except that Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next March 10, June 10, September 10 and December 10 date following each such original vesting date);

• each Company restricted stock unit award (each, a “Company RSU Award”) that is outstanding, vested and unsettled as of the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holder of such vested Company RSU Award or any other person, will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested Company RSU Awards that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) a cash amount equal to the product of (a) the number of Company Shares subject to such vested Company RSU Award and (b) the Per Share Merger Consideration;

• each Company RSU Award that is outstanding and unvested as of the Effective Time (each, an “Unvested Company RSU Award”) and held by a continuing employee or continuing service provider (other than an Israeli RSU Award, as defined below), without any action on the part of Parent, Merger Sub, the Company, the holder of such Unvested Company RSU Award or any other person, will be assumed by Parent and converted at the Effective Time into a restricted stock unit award of Parent (an “Assumed RSU Award”) covering a number of ordinary shares of Parent, rounded down to the nearest whole share, determined by multiplying (a) the number of Company Shares that were subject to such Unvested Company RSU Award by (b) the quotient of (i) the Per Share Merger Consideration divided by (ii) the average closing sale price of an ordinary share of Parent as listed on the New York Stock Exchange for the ten consecutive trading days ending on (and including) the third trading day prior to the closing date of the Merger, subject to the PSU Award Treatment (defined below), if applicable, which Assumed RSU Award may be settled in cash at the sole discretion of Parent;

• each Unvested Company RSU Award held by a continuing employee or continuing service provider that is a Section 102 Award or Section 3(i) Award (each, an “Israeli RSU Award”), without any action on the part of Parent, Merger Sub, the Company or the holder of such Unvested Company RSU Award, will be cancelled and converted into the right to receive through the 102 Trustee a cash amount per Company Share subject to such Unvested Company RSU Award equal to the Per Share Merger Consideration, subject to the PSU Award Treatment, if applicable;

• each Unvested Company RSU Award held by a continuing employee or continuing service provider that remains subject to performance-based vesting criteria in respect of a performance period that has not ended as of immediately prior to the Effective Time (each, an “Unvested Company PSU Award”) will be assumed and converted into an Assumed RSU Award (or cancelled and converted to the right to receive cash as described above, if such Unvested Company PSU Award is an Israeli RSU Award) based on target achievement of the applicable performance-based vesting criteria (or, to the extent that the terms of the Unvested Company PSU Award require performance to be deemed achieved at a lower level of performance achievement upon the consummation of the Merger, such lower level of achievement) (the “Open Performance Period Treatment”); provided, that, for the avoidance of doubt, and notwithstanding anything to the contrary set forth in the applicable award agreement, plan document or any other agreement or arrangement, if any performance-based vesting criteria applicable to a Company RSU Award has been achieved below target in respect of a performance period that has ended prior to the Effective Time (“Actual Achievement Level”), such performance-based vesting criteria shall be deemed achieved at the Actual Achievement Level and the portion of the Company RSU Award to which such achieved performance-based vesting criteria applied shall be assumed based on the performance-based vesting criteria being achieved at the Actual Achievement Level (and such portion of such Company RSU Award shall under no circumstances be deemed earned at target) (the “Actual Achievement Treatment” and, together with the Open Performance Period Treatment, the “PSU Award Treatment”);

• each Assumed RSU Award (or right to receive cash described above in respect of an Unvested Company RSU Award that is an Israeli RSU Award) will be subject to substantially the same terms and conditions as were applicable to such Unvested Company RSU Award immediately prior to the Effective Time, including, without limitation, any service-based vesting terms, except (a) for terms rendered inoperative by reason of the Transactions (as defined in the Merger Agreement) as determined by Parent in its sole and reasonable discretion, (b) that with respect to any Unvested Company RSU Award that is subject to performance-based vesting criteria, no performance-based vesting metrics or criteria shall apply from and after the Effective Time, other than (i) forfeiture terms for awards not subject to, or no longer subject to, service-based vesting conditions and (ii) any recoupment provisions and (c) Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next March 10, June 10, September 10 and December 10 date following each such original vesting date;

• each unvested option or Unvested Company RSU Award that is held by an individual who is not a continuing employee or continuing service provider, and each option that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration, in each case, will be cancelled without consideration therefor; and

• any payments made with respect to Company Equity Awards (as defined in the Merger Agreement) will be subject to all applicable tax withholding requirements under applicable law and any tax ruling, if obtained.

Effect on Company ESPP. Prior to the Effective Time and contingent upon the occurrence of the closing of the Merger, the Company will terminate the Company’s 2021 Employee Share Purchase Plan (the “Company ESPP”) and provide, with respect to the offering or purchase period (if any) under the Company ESPP that is in effect on the date of the Merger Agreement, that all outstanding purchase rights outstanding under the Company ESPP will be automatically exercised on a date no later than ten days prior to the closing date of the Merger in accordance with the terms of the Company ESPP. In addition, with respect to the Company ESPP, (a) no new offering or purchase periods shall commence after the date of the Merger Agreement, (b) no new participants shall be permitted after the date of the Merger Agreement and (c) participants shall be restricted from increasing their payroll deduction elections in effect on the date of the Merger Agreement.

Covenants, Representations and Warranties. Each of the Company, Parent and Merger Sub have made customary representations, warranties and covenants in the Merger Agreement. The Company has made covenants, among others, relating to the conduct of its business from and after the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated pursuant to the terms thereof, including certain restrictions on, among other things, making acquisitions, conducting divestitures, incurring debt, making capital expenditures, settling litigation matters, and granting or increasing employee compensation and benefits. Following the Effective Time and until the first anniversary of the closing of the Merger (or, if earlier, until the date of termination of employment of the relevant continuing employee), Parent has agreed to, among other things, provide each continuing employee with (a) an annual base salary or hourly wage rate (as applicable) that is not less than the annual base salary or hourly wage rate provided to such continuing employee immediately prior to the Effective Time and (b) target bonus opportunities and other employee benefits (excluding equity and equity-based compensation) that are substantially comparable in the aggregate to the target bonus opportunities and employee benefits (excluding equity and equity-based compensation) provided to such continuing employee immediately prior to the Effective Time.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their respective representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that the board of directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, based on the information then available, constitutes, or would reasonably be likely to lead to, a Superior Proposal (as defined in the Merger Agreement).

Each party to the Merger Agreement has agreed in the Merger Agreement to use its reasonable best efforts to obtain all required governmental and regulatory consents and approvals in order to consummate the Transactions; provided, however, that in no event will Parent or any of its subsidiaries or other affiliates be required to (a) propose, negotiate, agree or commit to, effect or undertake (i) any action that materially limits the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of, Parent or any of its subsidiaries, (ii) any sale, divestiture, transfer, license, disposition or hold separate (through the establishment of a trust or otherwise) of any assets, properties or businesses of Parent or any of its subsidiaries; or (iii) any action that could, individually or in the aggregate, reasonably be anticipated to have a material adverse impact on the business or financial condition of Parent or any of its subsidiaries, including, following the Merger, the Surviving Company, or (b) commence or participate in any lawsuit or other action, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger or any of the other Transactions.

Conditions to Closing. The closing of the Merger is subject to certain conditions, including, among others, (a) approval of the Merger Agreement by the affirmative vote of Company shareholders holding at least a majority of the Company Shares actually voted at the Company Special Meeting (as defined in the Merger Agreement) (the “Company Shareholder Approval”), (b) the absence of certain laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit the consummation of the Merger, (c) the expiration or termination of the applicable Hart‑Scott-Rodino Act waiting period and the expiration of any waiting period or receipt of any clearance, waiver or affirmative approval of governmental and regulatory authorities in certain other specified jurisdictions, (d) the passage of the statutory waiting period under Israeli law (the “Israeli Statutory Waiting Period”) of (i) at least 50 days following the filing of a merger proposal with the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”) and (ii) at least 30 days following the receipt of the Company Shareholder Approval, (e) subject to specified exceptions and qualifications for materiality or Company Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Merger Agreement), the accuracy of the respective representations and warranties made by the Company, Parent and Merger Sub and compliance in all material respects by the Company, Parent and Merger Sub with their respective covenants contained in the Merger Agreement, (f) the absence of a Company Material Adverse Effect since the date of the Merger Agreement and (g) the delivery by the Company and Parent of their respective customary closing certificates. Consummation of the Transactions is not subject to a financing condition.

Termination Rights. The Merger Agreement contains certain customary termination rights by either the Company or Parent, including if the Effective Time has not occurred on or prior to March 4, 2025 (the “Outside Date”), subject to one extension for an additional period of ninety days following the Outside Date, at Parent’s sole discretion, in order to obtain required regulatory approvals.

If the Merger Agreement is terminated under certain circumstances, including, but not limited to, termination by the Company to enter into a Superior Proposal, termination by Parent following a Company Change of Recommendation (as defined in the Merger Agreement) or termination by Parent as a result of the Company’s material breach of the Merger Agreement’s non-solicitation obligations, the Company will be obligated to pay to Parent a termination fee equal to $44,248,399.30 in cash.

The Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at an extraordinary general meeting of its shareholders (the “Company Special Meeting”) and various other details related to the Company Special Meeting and will publish notice of, schedule and convene the Company Special Meeting as soon as reasonably practicable after the date of the Merger Agreement in accordance with applicable law, the Company’s organizational documents and the Merger Agreement. If the Merger is approved at the Company Special Meeting, Israeli law mandates passage of the Israeli Statutory Waiting Period before the Merger can become effective. The Company anticipates that the Merger will likely be completed in 2024.

Delisting

Following the Effective Time, the Company Shares will be delisted from The Nasdaq Stock Market and deregistered under the Securities Exchange Act of 1934, as amended.

Voting Support Agreements

As a condition to Parent’s willingness to enter into the Merger Agreement and concurrently with the execution and delivery of the Merger Agreement, certain shareholders of the Company (collectively, the “Supporting Shareholders”) have each entered into a voting and support agreement with Parent (each, a “Support Agreement” and, collectively, the “Support Agreements”), pursuant to which, among other things, each such Supporting Shareholder is agreeing, subject to the terms thereof, to vote all Company Shares owned by such Supporting Shareholder in favor of the approval and adoption of the Merger Agreement, the Merger and the other Transactions.

Pursuant to the terms of each Support Agreement, the Supporting Shareholders have agreed to, among other things, vote their Company Shares (a) in favor of approval of the Merger Agreement, Merger and the other Transactions and (b) against any Acquisition Proposal (as defined in the Merger Agreement) or any other action, proposal, transaction or agreement made in opposition to or in competition with, or that would prevent, materially impede or materially delay the consummation of, the Transactions, including the Merger.

Each Support Agreement will terminate upon the earlier of (a) the Effective Time, (b) such time as the Merger Agreement will have been terminated strictly in accordance with Article VIII of the Merger Agreement, (c) the date upon which the board of directors of the Company will have effected a Company Change of Recommendation (as defined in the Merger Agreement) in accordance with the Merger Agreement, (d) the date of entry into or effectiveness of certain amendments, modifications or waivers of the Merger Agreement without the prior written consent of the applicable Supporting Shareholder, and (e) the date upon which Parent and the applicable Supporting Shareholder mutually agree in writing to terminate such Support Agreement.

The foregoing descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the form of Support Agreement, which are filed as Exhibits 99.1 and 99.2 hereto, respectively, and incorporated herein by reference. The Merger Agreement and the form of Support Agreement have been included to provide investors with information regarding their respective terms. Neither the Merger Agreement nor the form of Support Agreement are intended to provide any other factual information about the Company, Parent, Merger Sub or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement and the Support Agreements were made only for the purposes of the Merger Agreement and the Support Agreements, as applicable, as of the specific dates therein, were made solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement or the Support Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Support Agreements, as applicable, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Other Events

On June 5, 2024, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.3 hereto.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Parent, the expected timing for completing the proposed transaction and the terms thereof, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, involve a number of risks and uncertainties that could significantly affect the financial or operating results of Parent, the Company or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “targets,” “would,” “will,” “should,” “may” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they are first made, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Neither Parent nor the Company can give any assurances that the expectations in such forward-looking statements will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed transaction, the satisfaction of the conditions to the consummation of the proposed transaction, including the receipt of certain regulatory approvals, and the timing of the closing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the potential that the Company shareholders may not approve the transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors; the potential impact of the announcement of the proposed transaction on operating results, business generally and business relationships, including with employees, customers, suppliers and competitors; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; actual or threatened legal proceedings that have been or may be instituted against Parent or the Company in connection with the proposed transaction or otherwise; the ability and costs related to retaining key personnel and clients; risks related to diverting management’s attention from ongoing business operations; delays, challenges, costs, fees, expenses and charges related to the proposed transaction; actions by competitors; general adverse economic, political, social and security conditions in the regions and industries in which Parent and the Company operate, including relating to Israel’s ongoing war with Hamas and other terrorist organizations in the Middle East and general hostilities; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s traded securities; natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks; and those additional risks and factors discussed in reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”) by Parent and the Company, including Parent’s and the Company’s most recent Annual Reports on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. Reports filed or furnished with the SEC by Parent are also available on Parent’s website at www.sap.com/investors/en.html and by the Company on the Company’s website at ir.walkme.com.  Moreover, other risks and uncertainties of which Parent or the Company are not currently aware or may not currently consider material may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this Form 6-K are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Parent or the Company on their respective websites or otherwise. Neither Parent nor the Company undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The Company intends to furnish to the SEC and mail or otherwise provide to its shareholders a proxy statement in connection with the proposed transaction (the “proxy statement”), and each party will file or furnish other documents regarding the proposed transaction with the SEC. The proxy statement will be sent or given to the shareholders of the Company and will contain important information about the proposed transaction and related matters. This communication is not a substitute for the proxy statement or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to read the proxy statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the proxy statement and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (ir.walkme.com) or by writing to the Company, Corporate Secretary, 1 Walter Moses Street, Tel Aviv 6789903, Israel (for documents filed with or furnished to the SEC by the Company).

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 18, 2024. Additional information regarding the interests of such individuals in the proposed transaction will be included in the proxy statement relating to the proposed transaction when it is furnished to the SEC. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s Investor Relations website (ir.walkme.com).

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Company’s previously filed Form S-8 Registration Statements (File Nos. 333-257354, 333-263823, 333-270537 and 333-278034).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

99.1	Agreement and Plan of Merger, dated as of June 4, 2024, by and among SAP SE, Hummingbird Acquisition Corp Ltd., and WalkMe Ltd.
99.2	Form of Voting and Support Agreement.
99.3	Joint Press Release, dated June 5, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WalkMe Ltd.

Date: June 5, 2024	By:	/s/ Hagit Ynon
Hagit Ynon
Chief Financial Officer